600, 530 – 8th Ave SW., Calgary, AB T2P 3S8 Tel.: 1 (866) 331-6361 Fax.: (403) 267-6529

April 27, 2004

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Ontario Securities Commission
L'Autorité des marchés financiers
Office of the Administrator, New Brunswick
TSX

Dear Sirs:

Subject:         TransGlobe Energy Corporation

We confirm that the following material was sent by pre-paid mail on April 26, 2004 to the registered shareholders of the common shares of the subject Corporation:

1.	Annual Report 2003
2.	Notice of Meeting / Information Circular
3.	Yemen Report
4.	Proxy
5.	Proxy Return Envelope
6.	NI 54-102 Card

We further confirm that copies of the above mentioned material, excluding Item 3, were sent by courier, on April 26, 2004 to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to Canadian Securities Administrators’ National Instrument 54-101 regarding shareholder communications.

We also confirm that Items 1 and 3 were sent to the company’s supplemental mailing list on April 26, 2004.

In compliance with security regulations, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

“signed by”

Tracy Williams
Mailing Professional
ClientServicesMailings@Computershare.com

cc:	TransGlobe Energy Corporation
Attention: Margaret Wardle